FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Wetula, John J.	2. Date of Event Requiring Statement Month/Day/Year 01/09/2003	4. Issuer Name and Ticker or Trading Symbol GrafTech International Ltd. (GTI)
(Last) (First) (Middle) c/o GrafTech International Ltd. 1521 Concord Pike, Suite 301	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer Other (give title below) (specify below) President, Advanced Energy Technology	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Wilmington, DE 19803			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	3,170	D
Common Stock	119	I	By Savings Plan(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Performance option (right to buy)	(2)	1/25/07	Common Stock	2,155	$7.60	D
Time options (right to buy)	8/15/95	1/25/07	Common Stock	8,145	$7.60	D
Time options (right to buy)	(3)	2/09/06	Common Stock	8,000	$35.00	D
Time options (right to buy)	(4)	2/10/07	Common Stock	2,000	$39.31	D
Time options (right to buy)	2/10/97	2/10/07	Common Stock	15,000	$37.59	D
Time options (right to buy)	(5)	9/28/08	Common Stock	10,000	$17.06	D
Time options (right to buy)	6/30/01	6/30/09	Common Stock	35,000	$25.13	D
Time options (right to buy)	2/28/05	2/28/10	Common Stock	20,000	$14.00	D
Time options (right to buy)	12/15/02	12/15/10	Common Stock	35,000	$8.56	D
Time options (right to buy)	(6)	9/25/11	Common Stock	32,000	$8.85	D

Explanation of Responses:

(1) Represents the number of units attributable to the reporting person's participation in the Company Stock Fund option of the UCAR Carbon Savings Plan. The amount of units reported is given as of the last business day of the month preceding the transaction(s) reported in this filing.
(2) Of such options, 992 vested on August 15, 1995 and 1,163 vested on December 8, 1997.
(3) 2,000 of such options became exercisable on each of May 2, 1996 and August 28, 1997. The remaining 4,000 options will vest upon the earlier of (i) when the closing price of the Company's common stock has been at least $50 per share for 20 consecutive trading days or (ii) February 8, 2004.
(4) 500 of such options became exercisable on each of May 2, 1996 and August 28, 1997. The remaining 1,000 options will vest upon the earlier of (i) when the closing price of the Company's common stock has been at least $50 per share for 20 consecutive trading days or (ii) February 10, 2005.
(5) Of such options, 3,333 vested on each of May 21, 1999 and July 14, 1999 and the remaining 3,334 vested on September 29, 1999.
(6) Of such options, 4,000 vested on September 25, 2001 and 28,000 will vest on September 25, 2003.

By: /s/ Karen G. Narwold Karen G. Narwold, Attorney-in-fact for John J. Wetula **Signature of Reporting Person	January 16, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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                            POWER OF ATTORNEY

The undersigned hereby:

(i) constitutes and appoints the Chief Executive Officer, the President, the General Counsel, the Secretary, the Assistant Secretary, the Chief Financial Officer and the Treasurer, now or hereafter serving, of GrafTech International Ltd. (the "Company"), and each of them individually, with full power of substitution and resubstitution (collectively, the "Attorneys-in-Fact," and, individually, an "Attorney-in-Fact"), to be the undersigned's true and lawful representative, agent, proxy and attorney-in-fact, for him or her and in his or her name, place and stead, in any and all capacities, to:

  (a) prepare, act on, execute, acknowledge, publish (including website posting) and deliver to and file with the Securities and Exchange Commission, any and all national securities exchanges and the Company the following Forms with respect to securities of the Company, including those which are or may be deemed to be beneficially owned or held by the undersigned:

                (1) Forms 3, 4 and 5 (including any and all amendments thereto) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder; and

                (2) Form 144 (including any and all amendments thereto) under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations thereunder; and

        (b) request and obtain from any and all third parties, including brokers, employee benefit plan administrators and trustees, any and all information with respect to ownership and holding of and transactions in securities of the Company and to use and disclose such information, in each case as necessary, appropriate, convenient or expedient in connection with the foregoing; and

(ii) authorizes any and all such third parties to provide and disclose such information to any and all of the Attorneys-in-Fact or their agents;

(iii) grants to any and all of the Attorneys-in-Fact the full right, power and authority to do any and all such things and take any and all such actions which may be necessary, convenient, expedient or appropriate in connection with the foregoing; and

(iv) approves, ratifies and confirms all that any and all of the Attorneys-in-Fact may lawfully do or cause to be done by virtue hereof.

The undersigned hereby agrees:

(i) that any and all of the Attorneys-in-Fact may rely on information provided or disclosed orally or in writing by or on behalf of the undersigned or such third parties without independent verification thereof;

(ii) to indemnify and hold harmless the Company and the Attorneys-in-Fact against any and all losses, claims, proceedings, damages and liabilities that arise out of or are based upon any actual or alleged omission or misstatement of facts in such information;

(iii)  to reimburse the Company and the Attorneys-in-Fact for any and all legal or other expenses reasonably incurred in connection with investigating, mitigating, responding to or defending against any such loss, claim, proceeding, damage or liability (including providing documents and testimony); and

(iv) that neither the Company nor any of the Attorneys-in-Fact assumes (a) any responsibility for the compliance by the undersigned with the requirements of the Acts mentioned above or the rules or regulations thereunder, (ii) any liability for any failure to comply with such requirements or (iii) any liability for profit disgorgement or other losses, damages or penalties due to any violation of the Acts mentioned above or the rules or regulations thereunder.
The validity of this Power of Attorney shall not be affected in any manner by reason of (i) the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than those named herein or (ii) the death, disability or incompetence of the undersigned.
This Power of Attorney shall remain in effect as long as the undersigned remains subject to Section 16 of the Exchange Act with respect to the Company unless it is revoked as described in the next sentence.  This Power of Attorney may be revoked only by written notice to each Attorney-in-Fact, delivered by registered mail or certified mail, return receipt requested.  No such revocation shall be effective as to any Attorney-in-Fact until such notice of revocation shall have been actually received and read by him or her.  All third parties may deal with each Attorney-in-Fact as if such Attorney-in-Fact was the undersigned, without undertaking or having any duty to undertake any investigation as to whether this Power of Attorney has been revoked or otherwise becomes invalid.
The undersigned acknowledges that it is his or her responsibility to pre-clear with the General Counsel all proposed transactions in securities of the Company and that this Power of Attorney does not relieve the undersigned from any responsibility for compliance with the obligations of the undersigned under the Exchange Act, including the reporting requirements under Section 16 of the Exchange Act.

         IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of this 13th day of January, 2003.

                              Signature: /s/  John J. Wetula
                                        ______________________________

                              Print Name: John J. Wetula
                                        ______________________________